November 1, 2016

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3010

Re:                          Eldorado Resorts, Inc. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”)
Filed March 15, 2016
File No. 001-36629

Dear Ms. Monick:

We have received and reviewed the comments in the letter of the United States Securities and Exchange Commission staff (the “Staff”) dated October 26, 2016.  The purpose of this letter is to provide our response to those comments.  To assist in your review of our responses, this letter restates completely each Staff comment, which is followed by our response.  Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Supplemental Unaudited Presentation of Consolidated Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for the Years Ended December 31, 2015 and 2014. Page 41

1.            We note your presentation of adjusted EBITDA appears to include pre-acquisition results.  Please revise future filings and future earnings releases to present adjusted EBITDA excluding pre-acquisition results, present a single adjustment for pre-acquisition results, describe the source of pre-acquisition results and any adjustments made to those results, and disclose whether the pre-acquisition results were audited or reviewed by your auditors.  Please also provide similar disclosure for net revenue in your future earnings releases, as applicable.

Response

The Company respectfully acknowledges the Staff’s comment and will revise its future filings and future earnings releases, beginning with the earnings release and quarterly report for the quarter ended September 30, 2016, to present net revenues and adjusted EBITDA excluding pre-acquisition results and with a single adjustment column for pre-acquisition results. The Company will also include disclosure describing the source of the pre-acquisition results and any adjustments made to those results, and whether the pre-acquisition results were audited or reviewed by its auditors.

Item 9A. Controls and Procedures

2.            Please tell us how you complied with Item 308 of Regulation S-K, or tell us how you determined it was not necessary to include a conclusion of management’s assessment regarding internal control over financing reporting. To the extent that you determine it is appropriate to amend your filing to include such a conclusion, please reconsider your conclusion regarding the effectiveness of your disclosure controls and procedures.

Response

Although the Company’s Chief Executive Officer and Chief Financial Officer evaluated and assessed the effectiveness of the Company’s internal control over financial reporting as of the end of the period covered by this Form 10-K Annual Report based upon the framework set forth in Internal Control-Integrated Framework issued in 2013 by the Committee of Sponsoring Organization of the Treadway Commission and, based on such evaluation and assessment, concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015 in order to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, due to an unintentional failure to notice that the report contained in Item 9A of the Form 10-K did not accurately reflect such conclusion. The Company has filed a Form 10-K/A that includes the management’s assessment regarding internal control over financial reporting and also reflects the conclusion of the Chief Executive Officer and Chief Financial Officer of the Company that, as a result of the oversight, the Company’s disclosure controls and procedures were not effective as of December 31, 2015.

Notes to Consolidated Financial Statements

Note 10. Income Taxes, page 89

3.            We note you recorded an adjustment for the change in tax status during 2015.  We further note that you changed your tax status during 2014.  Please tell us the nature of the 2015 adjustment and tell us how you determined that this adjustment relates to 2015.

Response

The Company respectfully advises the Staff that the 2014 and 2015 change in tax status events were separate and unrelated events.  On November 24, 2015, Eldorado Resorts LLC, an indirect wholly owned subsidiary of Eldorado Resorts, Inc., acquired the 50% membership interest in the Silver Legacy Joint Venture partnership. The 2015 change in tax status resulted from the acquisition of previously unowned partnership interests.  Prior to the acquisition of the partnership, a deferred tax asset was recognized to the extent that the tax basis in the partnership interest exceeded the book basis.  As a result of this acquisition in 2015, the partnership ceased to exist and the Company wrote off the outside basis deferred tax asset which was reported as “change in tax status” in Note 10 (“Income Taxes”) in the Company’s Form 10-K for the fiscal year ended December 31, 2015.

Prior to September 19, 2014, Eldorado Resorts LLC was taxed as a partnership under the Internal Revenue Code pursuant to which income taxes were primarily the responsibility of the partners.  On September 19, 2014 Eldorado Resorts, Inc. became a C Corporation subject to federal and state corporate level income taxes at prevailing corporate tax rates.  This 2014 transaction was reported as “change in tax status” in Note 10 (“Income Taxes”) in the Company’s Form 10-K for the fiscal year ended December 31, 2014.  This event was disclosed because the conversion from a partnership to a publicly traded C Corporation was a material event in Eldorado Resorts, Inc.’s history.

Although the Company believes that it is not required, the Company intends to include a voluntary disclosure of the 2015 event for related periods in future filings.

Note 19. Consolidating Condensed Financial Information, Page 102

4.                                    Please tell us how you determined it was not necessary to provide consolidating condensed financial information for the same periods that you have provided registrant financial statements.  Refer to Rule 3-10 of Regulation S-X.

Response

The Company respectfully advises the Staff that the Silver Legacy Joint Venture, LLC and CC-Reno, LLC subsidiaries were acquired in November 2015 and were not guarantors as of December 31, 2015 due to the pending required regulatory approval, which was not obtained until May 2016. These two entities represent the only non-guarantors for any of the periods presented in the Company’s consolidated financial statements.  Therefore, all of our consolidated subsidiaries fully and conditionally guaranteed, on a joint and several basis, the payments of all obligations under our indebtedness as of and for the years ended December 31, 2014 and 2013. As a result, no meaningful additional information would have been included in the columns disclosing financial information about non-guarantor entities. The Company determined it was not necessary to separately provide consolidating condensed financial information for the years ended December 31, 2014 and 2013 in the Form 10-K because the Company’s consolidated financial statements for such periods present the financial information in sufficient detail to allow investors to determine the assets, results of operations and cash flows for the issuer and guarantors of the Company’s senior notes.

The Company hereby acknowledges that:

•                                         the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•                                         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If I can be of any assistance to your or should you have any questions, please do not hesitate to contact me at (775) 328-0103.

Sincerely,

Stephanie Lepori

Chief Accounting Officer